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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Incepta Group plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Huntsworth PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares of 5 Pence
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mike Butterworth, Incepta Group plc, 3 London Wall Buildings, London Wall, London EC2M 5SY, England; Telephone: +44 (0)20 7282 1090

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 3, 2005
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the**

Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

(1) Financial Times Advertisement, dated March 22, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits as applicable, except Exhibit No. 8.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X has been filed by Huntsworth PLC with the Securities and Exchange Commission on March 3, 2005.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTSWORTH PLC

Date: March 23, 2005

[signature]

Name: ROGER SELMAN
Title: GROUP FINANCE DIRECTOR

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)
1*	Joint press release and attachments of Huntsworth PLC and Incepta Group plc, dated March 3, 2005, relating to the proposed business combination.	
2**	Listing Particulars dated March 17, 2005 relating to the issue of New Huntsworth Shares in connection with the recommended Merger Offer to acquire.	
3**	Offer document dated March 17, 2005 by Bridgewell Limited on behalf of Huntsworth PLC for Incepta Group plc.	
4**	Form of Acceptance accompanying offer document dated March 17, 2005.	
5**	Circular to shareholders of Huntsworth PLC concerning the recommended Merger with Incepta Group plc and Notice of Extraordinary General Meeting, dated March 17, 2005.	
6**	Form of Proxy for shareholders of Huntsworth PLC at the Extraordinary General Meeting.	
7**	Press release of Huntsworth PLC, dated March 17, 2005, announcing that the offer document, listing particulars and form of acceptance were posted to Incepta shareholders.	
8**	Financial Times Advertisement, dated March 18, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.	
9	Financial Times Advertisement, dated March 22, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.	P

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 3, 2005.

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 18, 2005.

Exhibit 9

Recommended Offer
By
Bridgewell Limited
on behalf of
Huntsworth PLC
to acquire
Incepta Group plc

Bridgewell Limited ("**Bridgewell**") announces on behalf of Huntsworth PLC ("**Huntsworth**") the proposed acquisition of Incepta Group plc ("**Incepta**") by means of an offer document dated and dispatched on 17 March 2005 (the "**Offer Document**"). Bridgewell has made a recommended offer (the "**Merger Offer**") on behalf of Huntsworth to acquire the entire issued and to be issued share capital of Incepta on the following basis:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

Based on the current issued share capital of the two companies, immediately following completion of the Merger, Huntsworth Shareholders will hold approximately 32.8 per cent., and Incepta Shareholders will hold approximately 67.2 per cent., of the issued share capital of the Group. **The Merger Offer is made by means of the Offer Document and is made to all holders of Incepta Shares including those to whom the Offer Document is not being despatched.** Terms defined in the Offer Document have the same meanings in this advertisement. The Merger Offer is capable of acceptance on the terms and conditions set out in the Offer Document and in the accompanying Form of Acceptance. Accepting Incepta Shareholders may only rely upon the Offer Document, the accompanying Listing Particulars and accompanying Form of Acceptance for the terms and conditions of the Merger Offer. Copies of the Offer Document, Listing Particulars and Form of Acceptance are available for collection during normal business hours from Computershare Investor Services PLC at either of 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ or PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ.

The Directors of Incepta, who have been so advised by LongAcre Partners ("**LongAcre**"), consider the terms of the Merger Offer to be fair and reasonable. In providing its financial advice to the Directors of Incepta, LongAcre has taken into account the commercial assessments of the Directors of Incepta. Accordingly, the Directors of Incepta unanimously recommend that Incepta Shareholders accept the Merger Offer. **Acceptances of the Merger Offer should be received by the receiving agent, Computershare Investor Services PLC, by no later than 3.00pm on 7 April 2005.**

The Directors of Huntsworth are of the opinion that the Merger Offer is in the best interests of Huntsworth Shareholders as a whole and that the terms are fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell and Numis Securities Limited ("**Numis**"). In providing their financial advice to the Directors of Huntsworth, Bridgewell and Numis have taken into account the commercial assessments of the Directors of Huntsworth.

The Merger Offer is not being made, directly or indirectly, in or into or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically of interstate or foreign commerce of, or by any other facilities of a national, state or other securities exchange of Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of the Offer Document, Listing Particulars, Form of Acceptance and any related documents are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan, and persons doing so may render invalid any purported acceptance of the Merger Offer. The availability of the Merger Offer to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Incepta Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements of their jurisdiction.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are being made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

The Huntsworth Directors accept responsibility for the information contained in this advertisement (other than information relating to the recommendation and the related opinions of the Incepta Directors). To the best of the knowledge and belief of the Huntsworth Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Incepta Directors accept responsibility for the recommendation and the related opinions of the Incepta Directors contained in this advertisement. To the best of the knowledge and belief of the Incepta Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

22 March 2005